File No. 812-13737

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the matter of:

Van Eck Associates Corporation;
Van Eck Securities Corporation; and
Market Vectors ETF Trust

Application for an Order under Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 12(d)(1)(A) and (B) of the Act.

_________________________________x

All communications and orders to:

Mr. Joseph J. McBrien	Mr. Stuart M. Strauss
Van Eck Associates Corporation	Dechert LLP
335 Madison Avenue	1095 Avenue of the Americas
New York, NY 10017	New York, NY 10036

Page 1 of 10 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on December 30, 2011

I.	INTRODUCTION

          In this application (the “Application”), the undersigned applicants, Van Eck Associates Corporation (the “Adviser”), Van Eck Securities Corporation (the “Distributor”) and Market Vectors ETF Trust (the “Trust” and, collectively with the Adviser and the Distributor, the “Applicants”)1 apply for and request an order (“Order”) of the U.S. Securities and Exchange Commission (the “Commission”) exempting certain transactions from the provisions of Sections 12(d)(1)(A) and (B) of the Act.

          Applicants believe that this requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

          No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 under the Act.

II.	BACKGROUND

	A.	THE APPLICANTS

          The Trust – The Trust is a statutory trust organized under the laws of the State of Delaware and is registered with the Commission as a series open-end management investment company. The Trust currently consists of 53 Funds (as defined below), each of which issues shares in large blocks (“Creation Units”). The Trust is overseen by a board of trustees.

          The Adviser – Van Eck Associates Corporation is the investment adviser to the Trust. The Adviser is a corporation organized under the laws of the State of Delaware, with its principal office located in New York, New York. It is registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser may retain sub-advisers (“Sub-Advisers”) for managing the assets of one or more of the Funds for which it is the investment adviser. Any Sub-Adviser to a Fund will be registered under the Advisers Act.

          The Distributor – Van Eck Securities Corporation, a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and a member of the Financial Industry Regulatory Authority, serves as the principal underwriter for the Trust. The Distributor distributes or will distribute shares of each Fund on an agency basis. The Distributor is a wholly-owned subsidiary of the Adviser.

          For purposes of this Application, references to “Funds” include any series of the Trust (the “Current Funds”) or any existing or future open-end investment company registered under the Act that are advised by the Adviser or an entity controlled by or under common control with the Adviser, which operate pursuant to the terms and conditions stated in this Application (“Future Funds,” and together with the Current Funds, the “Funds”).

B.	THE NEED FOR EXEMPTIVE RELIEF

	1.	Summary of Facts – Foreign Feeder Funds

          Applicants have been approached by various third parties who propose to organize certain foreign investment companies in India and other jurisdictions outside the U.S., to be regulated by the applicable local authorities under the securities laws of the applicable jurisdiction but not registered in the U.S. under the Act (each such company referred to herein as a “Foreign Feeder Fund”). Applicants expect to finalize arrangements shortly with one or more of these third parties to organize the initial Foreign Feeder Funds. In order to provide investors in India and other jurisdictions outside the U.S. with the opportunity to invest in the Funds, Applicants thus propose to have one or more Foreign Feeder Funds serve as a feeder into a corresponding Fund with a substantially similar

[1]

All existing entities that intend to rely on the requested order have been named as Applicants. Any other existing or future entity that subsequently relies on the order will comply with the existing terms of this Application.

investment objective and strategy in a “master-feeder” arrangement. Each Foreign Feeder Fund that is the subject of this Application will not offer or sell securities in the United States or to any “U.S. Person”2 and its transactions with its shareholders will be consistent with the definition of “offshore transactions” in Regulation S under the Securities Act of 1933, as amended. Applicants currently expect that the Foreign Feeder Funds will either not have a “principal underwriter” (as defined in Section 2(a)(29) of the Act) or, if a Foreign Feeder Fund has a principal underwriter, that such principal underwriter will not be a broker or dealer registered under the 1934 Act or a person controlled by such broker or dealer.

          Applicants request that the relief requested in this Application apply to any future foreign investment companies established that may be organized by third parties and/or entities affiliated with Applicants to serve as feeder funds into one or more Funds and which will operate in substantially similar fashion as the Foreign Feeder Funds (“Future Foreign Feeder Funds”). Any Future Foreign Feeder Funds seeking to rely on any relief granted pursuant to this Application will be subject to the same terms and conditions stated in this Application.

2.	Applicable Law

          Section 12(d)(1) of the Act limits investments by an investment company (a “fund”) in another fund. Specifically, Section 12(d)(1)(A) of the Act prohibits a fund (the “acquiring fund”) and any companies controlled by such fund from purchasing or otherwise acquiring any security issued by a fund (the “acquired fund”) if, immediately after the purchase or acquisition, the acquiring fund and any companies controlled by such fund own in the aggregate: (i) more than 3% of the outstanding voting shares of the acquired fund, (ii) shares issued by the acquired fund having an aggregate value in excess of 5% of the value of the total assets of the acquiring fund, or (iii) shares (other than treasury stock of the acquiring fund) issued by acquired funds having an aggregate value in excess of 10% of the value of the total assets of the acquiring fund.

          Section 12(d)(1)(B) of the Act prohibits a registered open-end fund from knowingly selling its shares to any acquiring fund and any companies controlled by such fund if, after the sale, (i) more than 3% of the acquired fund’s outstanding voting shares would be owned by the acquiring fund or companies controlled by it; or (ii) more than 10% of the acquired fund’s outstanding voting shares would be owned by the acquiring fund and other investment companies and companies controlled by them.

          The language of Section 12(d)(1) applies to all “investment companies,” including investments in Funds by offshore funds.3 As discussed in further detail below, Congress was concerned that an offshore fund may, by virtue of a large ownership interest in a Fund, improperly influence fund management.4 Consequently, a Foreign Feeder Fund is prohibited from investing its assets in shares of a Fund in excess of the limits imposed by Section 12(d)(1)(A) (and a Fund is prohibited from selling its shares to a Foreign Feeder Fund in excess of such limits),

[2]

For purposes of this Application, Applicants define “U.S. Person” to include all persons enumerated in Rule 902(k) under Regulation S. As defined in Rule 902(k), the term “U.S. Person” includes, among others, (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any estate of which any executor or administrator is a U.S. Person, (iv) any trust of which any trustee is a U.S. Person, (v) any agency or branch of a foreign entity located in the United States, (vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person, (vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States, and (viii) any foreign partnership or corporation formed by a U.S. Person for the purpose of investing in securities not registered under the Securities Act of 1933, unless organized, incorporated and owned by accredited investors (as defined in Rule 501(a)) who are not natural persons, estates or trusts.

[3]	See Investment Company Amendments Act of 1970, Pub. L. No. 91-547, §7, 84 Stat. 1417 (codified at 15 U.S.C. 80a-12(d)(1)(a)).

[4]

See 17 CFR Parts 239, 270, and 274, Funds of Funds Investments, Release Nos. 33-8712; IC-27399; File No. S7-18-03 (stating that in the case of unregistered investment companies (such as Foreign Feeder Funds) the full restrictions of 12(d)(1)(A) and 12(d)(1)(B) apply).

absent an exemption. Applicants note that the staff of the Division of Investment Management has recently granted no-action relief that would allow a foreign investment company to acquire shares of a Fund in excess of the limitations of Sections 12(d)(1)(A)(ii) and (iii) of the Act.5 However, such no-action relief remained subject to the condition that such foreign investment companies would comply with the limitation of Section 12(d)(1)(A)(i) of the Act, which means that a Foreign Feeder Fund may not acquire more than 3% of any Fund’s shares in reliance on the relief granted in the Dechert Letter. Applicants, however, expect that having a Foreign Feeder Fund serve as a feeder fund into a corresponding Fund may result in such Foreign Feeder Fund acquiring more than 3% of the shares of the applicable Fund. Thus, Applicants do not anticipate that the Foreign Feeder Funds would necessarily be eligible to rely on the relief granted in the Dechert Letter.

          In order for a fund to be able to invest in another fund without being subject to the limitations of Section 12(d)(1)(A) and (B), it may rely on a statutory exemption. Section 12(d)(1)(E) of the Act allows for such an exemption from Section 12(d)(1)’s prohibitions for “master-feeder” structures. Specifically, Section 12(d)(1)(E) states that the limitations of Section 12(d)(1) shall not apply to a security (or securities) purchased or acquired by an investment company if—

	(i)	the depositor of, or principal underwriter for, such investment company is a broker or dealer registered under the 1934 Act, or a person controlled by such a broker or dealer;

	(ii)	such security is the only investment security held by such investment company…; and

(iii)

in the event that such investment company is not a registered investment company, the purchase or acquisition is made pursuant to an arrangement with the issuer of, or principal underwriter for the issuer of, the security whereby such investment company is obligated—

(aa)

either to seek instructions from its security holders with regard to the voting of all proxies with respect to such security and to vote such proxies only in accordance with such instructions, or to vote the shares held by it in the same proportion as the vote of all other holders of such security, and

(bb) to refrain from substituting such security unless the Commission shall have approved such substitution in the manner provided in Section 26 [of the Act].

III.	IN SUPPORT OF THE APPLICATION

          Applicants believe that the exemptive relief requested under Section 12(d)(1)(J) is appropriate. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”6

          Section 12(d)(1) reflects an intent by Congress to address potential harms to a Fund within a fund of funds structure, whether as an acquiring fund or as an acquired fund. Specifically, Congress sought to address: 1) the acquisition of voting control by an acquiring fund of an acquired fund; 2) the ability of an acquiring fund to unduly influence an acquired fund through the threat of large scale redemptions; 3) unnecessary duplication of costs (such as sales loads, advisory fees, and administrative costs) incurred by the acquiring fund through its investment in an acquired fund; and 4) unnecessary diversification and complexity without any clear benefit to acquiring fund

[5]	See Dechert LLP (publicly available August 24, 2009) (the “Dechert Letter”).

[6]	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).

shareholders.7 The Applicants believe that the conditions for relief, described herein, adequately address the concerns underlying Section 12(d)(1) of the Act.

A.	RELIEF FROM SECTION 12(d)(1)(A)(i)

          As indicated above, the relief would extend only to Foreign Feeder Funds which are organized for the purpose of acquiring shares of a specified Fund and therefore in effect represent for Foreign Feeder Fund shareholders a convenient substitute for direct investment into the Fund. It would be contrary to the expressed purpose of a Foreign Feeder Fund and the expectations of investors for the sponsor of such Foreign Feeder Fund to redeem Fund shares and shift the Foreign Feeder Fund’s investment into a different investment vehicle. As a result, the opportunity for a Foreign Feeder Fund sponsor or its affiliates to unduly influence the operations of a Fund is inherently limited.

          Applicants recognize that while Foreign Feeder Funds are structurally within the scope of Section 12(d)(1)(E), they would not meet the requirements of Section 12(d)(1)(E)(i), which requires the principal underwriter for the foreign feeder fund to be a U.S. registered broker-dealer or controlled by a U.S. registered broker-dealer. There is very little legislative history with respect to Section 12(d)(1)(E)(i) but it appears to be designed to insure that the Commission has administrative recourse under the 1934 Act against principal underwriters of the fund holding companies. As an alternative means of addressing the concerns intended to be addressed by Section 12(d)(1)(E), Applicants propose certain conditions to the requested exemptive order which provide additional safeguards against a Foreign Feeder Fund exercising undue influence over a Fund beyond the protections afforded by the inherent limitations of the feeder fund structure. These conditions are modeled on the conditions to numerous exemptive orders the Commission has issued permitting registered investment companies to invest in exchange-traded funds (“ETFs”) in excess of Section 12(d)(1)(A) limits.

          Condition 1 limits the ability of a Foreign Feeder Fund’s Advisory Group8 to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act.

          Condition 2 prohibits a Foreign Feeder Fund and Foreign Feeder Fund Affiliate9 from causing an investment by a Foreign Feeder Fund to influence the terms of services or transactions between the Foreign Feeder Fund or a Foreign Feeder Fund Affiliate and the Fund or a Fund Affiliate.10

          Conditions 3 and 4 are designed to address the potential for a Foreign Feeder Fund and certain affiliates of a Foreign Feeder Fund to exercise undue influence over a Fund and certain of its affiliates. For example, Condition 3 effectively requires the Board of Directors of a Fund to make affirmative determinations that service arrangements with a Foreign Feeder Fund and/or Foreign Feeder Fund Affiliates are fair and do not involve overreaching on the part of any person concerned.

[7]

See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324, at 312 (1966) (the “PPI Report”).

[8]

For purposes of the Application, the Foreign Feeder Fund’s Advisory Group is defined as the Foreign Feeder Fund’s adviser, sponsor or any person controlling, controlled by or under common control with the Foreign Feeder Fund’s adviser or sponsor and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Foreign Feeder Fund’s adviser, sponsor or any person controlling, controlled by or under common control with the Foreign Feeder Fund’s adviser or sponsor.

[9]

For purposes of this Application, a Foreign Feeder Fund Affiliate is defined as any Foreign Feeder Fund adviser, sponsor, promoter or principal underwriter of the Foreign Feeder Fund and any person controlling, controlled by or under common control with any of these entities.

[10]	A Fund Affiliate is defined as the Adviser, Sub-Adviser, promoter or principal underwriter of a Fund or any person controlling, controlled by or under common control with any of these entities.

          Condition 5 requires the Fund and the Foreign Feeder Fund to enter into an agreement (an “Investing Fund Agreement”) requiring each party to comply with the forms of the order. A Fund would retain its right to reject any initial investment by a Foreign Feeder Fund in excess of the limits of Section 12(d)(1)(A) by declining to execute the Investing Fund Agreement with the Foreign Feeder Fund.

          Condition 6 is designed to enable the SEC staff to be able to monitor for compliance by the Foreign Feeder Funds with the terms and conditions of the Order.

B.	RELIEF FROM SECTIONS 12(d)(A)(ii) and (iii)

          The concerns of Congress which led to the enactment of the protections of Section 12(d)(1)(A)(ii) and (iii) were those intended solely to protect acquiring funds and their shareholders. Thus, Sections 12(d)(1)(A)(ii) and (iii) limit an acquiring fund from investing more than 5% of its assets in any one fund, or 10% of its assets in all investment companies. Provided that the Foreign Feeder Funds do not offer or sell their shares to U.S. Persons (as previously described herein), Applicants believe that the Commission should have no regulatory interest in enforcing those provisions for the protection of foreign shareholders.11

          Applicants also believe that non-U.S. Persons invested in the Foreign Feeder Funds have no expectation of protection from the U.S. federal securities laws. Non-U.S. Persons would reasonably expect that any investment restriction applicable to the percentage of their fund’s assets invested in other investment companies would be governed by the laws of their country of residence, not the United States. If a foreign government or regulator is concerned about the potential duplication of costs and the complexity of fund of funds structures, it is free to adopt its own limit on the Foreign Feeder Funds’ investments in other investment companies to the extent it deems necessary for the protection of its resident investors.

          For the foregoing reasons, Applicants believe the requested exemption is consistent with the public interest and the protection of investors.

IV.	CONDITIONS

          Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.

The Foreign Feeder Fund will, prior to an investment in the Fund in excess of the limits of Section 12(d)(1)(A)(i) of the Act, execute an irrevocable proxy granting the Fund’s investment adviser the right to vote the shares of the Fund held by the Foreign Feeder Fund. The members of the Foreign Feeder Fund Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Foreign Feeder Fund Advisory Group in the aggregate becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, the Foreign Feeder Fund

[11]

See the Dechert Letter. Applicants recognize that over time a Foreign Feeder Fund could contain U.S. Persons due to shareholders relocating to the U.S. Applicants believe, and the Staff has previously stated, that a U.S. regulatory interest in a Foreign Feeder Fund does not arise simply because Foreign Feeder Fund shareholders subsequently relocate to the U.S. The Staff has previously granted no-action relief under Section 7(d) of the 1940 Act to a foreign investment company that was concerned about exceeding the statutory limitation of permissible U.S. resident shareholders due to Canadian shareholders relocating to the U.S. (See Investment Funds Institute of Canada (publicly available March 4, 1996) (“IFIC Letter”)) The Staff stated in the IFIC Letter that “[t]he legislative history of the 1940 Act indicates that, despite Section 7(d), Congress anticipated that there would be some ‘leakage’ of Foreign Feeder Fund securities into the United States. This legislative history appears to support the view that a valid U.S. regulatory interest in a Foreign Feeder Fund would not arise simply because foreign purchasers of securities of a Foreign Feeder Fund subsequently relocate to the United States. Regulatory concern under the Investment Company Act is, in our view, more appropriately triggered by activities undertaken by or on behalf of a foreign investment company, rather than by activities of the company’s securityholders that occur outside the influence of the company or its affiliates.”

Advisory Group (other than the Foreign Feeder Fund) will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares.

2.

No Foreign Feeder Fund or Foreign Feeder Fund Affiliate will cause any existing or potential investment by the Foreign Feeder Fund in a Fund to influence the terms of any services or transactions between the Foreign Feeder Fund or Foreign Feeder Fund Affiliate and the Fund or a Fund Affiliate.

3.

Once an investment by a Foreign Feeder Fund in the securities of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board of a Fund, including a majority of the non-interested Board members, will determine that any consideration paid by the Fund to the Foreign Feeder Fund or Foreign Feeder Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

4.

No Fund will knowingly purchase a security in an Affiliated Underwriting. An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.” An “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Foreign Feeder Fund adviser, sponsor or employee of the Foreign Feeder Fund, or a person of which any such officer, director, member of an advisory board, Foreign Feeder Fund adviser, sponsor or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate.

5.

Before investing in a Fund in excess of the limit in Section 12(d)(1)(A)(i), a Foreign Feeder Fund will execute an Investing Fund Agreement with the Fund stating that each party understands its obligations under the order and agree to fulfill their responsibilities under the order.

6.

Each Foreign Feeder Fund will agree to cooperate fully to make available to the SEC staff for inspection or copying its books and records and, to the extent it is prohibited by applicable law from doing so, it will use its best efforts to secure permission to do so.

	7.	Any Fund which operates as an ETF will continue to operate in compliance with the conditions to the exemptive orders previously received by the Applicants permitting a Fund to operate as an ETF.[12]

8.

The Foreign Feeder Funds will not offer or sell securities in the United States or to any U.S. Person and its transactions with its shareholders will be consistent with the definition of “offshore transactions” in Regulation S under the Securities Act of 1933, as amended.

V.	REQUEST FOR ORDER

          Applicants respectfully request that the Commission grant the requested exemption from the provisions of Sections 12(d)(1)(A) and (B).

[12]

Release No. IC-27283 (April 7, 2006) (notice) and Release No. IC-27311 (May 2, 2006), as amended in (a) Release No. IC-27694 (January 31, 2007) (notice) and Release No. IC-27742 (February 27, 2007) (order); (b) Release No. IC-28007 (September 28, 2007) (notice) and Release No. IC-28021 (October 24, 2007) (order); and (c) Release IC-28349 (July 31, 2008) (notice) and Release No. IC-28365 (August 25, 2008) (order).

VI.	AUTHORIZATION AND SIGNATURES

          In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicants.

          Joseph J. McBrien is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as a Senior Vice President; the Distributor pursuant to the general authority vested in him as a Senior Vice President; and the Trust pursuant to the general authority vested in him as a Senior Vice President and Secretary.

VAN ECK ASSOCIATES CORPORATION		VAN ECK SECURITIES CORPORATION

By:	/s/ Joseph J. McBrien	By:	/s/ Joseph J. McBrien

	Name: Joseph J. McBrien		Name: Joseph J. McBrien
	Title: Senior Vice President		Title: Senior Vice President

MARKET VECTORS ETF TRUST

By:	/s/ Joseph J. McBrien

Name: Joseph J. McBrien
Title: Senior Vice President and Secretary

Dated as of: December 30, 2011

Verification of Application

          The undersigned states that he has duly executed the attached Application for an order, dated December 30, 2011 for and on behalf of Van Eck Associates Corporation, Van Eck Securities Corporation and Market Vectors ETF Trust; that he is the Senior Vice President of each such company; and that all actions taken by shareholders, directors, trustees and the other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Joseph J. McBrien

Name: Joseph J. McBrien
Date: December 30, 2011